UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2010

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

.

BANCO SANTANDER (BRASIL) S.A.
Public-Held Company with Authorized Capital
Corporate Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001 -42
Company Registration (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS MEETING
HELD ON MARCH 22, 2010

DATE, TIME, AND PLACE:

March 22, 2010, at 5:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The totality of the Company’s Board of Directors members, as follows: Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the meeting was chaired by the Chairman of the Board of Directors, Mr. Marcial Angel Portela Alvarez, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve the proposal to increase the Company’s capital, in order to comply with Resolution # 3,605/08, of the National Monetary Council, in the amount of R$ 22,130,211.93, without issuing new shares, through the capitalization of capital reserves, with the subsequent amendment of the heading of article 5 of the Company’s Bylaws, according to the proposal approved at the Meeting of the Board of Executive Officers held on March 15, 2010; (b) Approve the amendment of the Company’s Bylaws; and (c) Approve the election of the current members of the Company’s Audit Committee for a new term of office and election of a new member for the Company’s Audit Committee, determination of the compensation thereof, and approval of the Company administrators’ compensation proposal for the exercise of 2010.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

Afterwards, proceeding to the items of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Approve, pursuant to article 17, item XI, of the Company’s Bylaws, the Proposal of the Board of Executive Officers, according to the meeting held on March 15, 2010, at 10:00 a.m., to increase the Company’s capital, in order to comply with Resolution # 3,605/08, of the National Monetary Council, in the amount of R$ 22,130,211.93, without issuing new shares, the Company’s capital being increased from R$ 62,806,071,402.28 to R$ 62,828,201,614.21, fully paid-in and divided into 212,841,731,754 common registered shares, with no par value, and 186,202,385,151 preferred registered shares, with no par value, with the incorporation of the following capital reserves: (a) “share subscription premium reserve”, in the amount of R$ 128.82; (b) “equity bond updating reserve”, in the amount of R$ 769,143.76; (c) “donations and subventions reserve”, in the amount of R$ 16,804,464.06; and (d) “tax incentives - appropriation of income tax”, in the amount of R$ 4,556,475.29. The proposed increased of capital shall be perfected without changing the number of shares issued by the Company, pursuant to article 169, paragraph 1, of the Brazilian Law of Business Corporations (“Lei das S.A.”). The General Meeting that approves this proposal shall also approve the amendment of the heading of article 5 of the Company’s Bylaws, in order to reflect the amount of the new capital. The Directors authorized the Board of Executive Officers to take all measures required to subject the capital increase now proposed to the approval of the Company’s Extraordinary Shareholders Meeting, to be called on a timely basis;

(b) Approve, pursuant to article 17, item XI, of the Company’s Bylaws, the Proposal of the Staff of Executive Officers, according to the meeting held on March 15, 2010, at 2:00 p.m., attached hereto as Attachment I, to amend the Company’s Bylaws, in its articles 5, heading, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, heading e paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, addition of paragraphs 3 and 4. The Directors authorized the Board of Executive Officers to take all measures required to subject the Proposal hereby approved to the approval of the Company’s Extraordinary Shareholders Meeting, to be called on a timely basis; and

(c) Approve, pursuant to article 17, item XXI, of the Company’s Bylaws, (c.1.) the election, for a new term of office of one (1) year as of this date, of the current members of the Company’s Audit Committee, to wit: Mrs. Maria Elena Cardoso Figueira, a Brazilian citizen, divorced, economist, holder of ID Card (“RG”) # 06.999.925-8 issued by IFP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) under number 013.908.247-64, resident and domiciled in São Paulo - SP, with business address at Av. Presidente Juscelino Kubitschek, 2235, in the capacity of Coordinator of the Company’s Audit Committee, pursuant to paragraph 1, Art. 29, of the Company’s Bylaws; Mr. Sérgio Darcy da Silva Alves, a Brazilian citizen, married, economist, holder of RG # 2.127.279 issued by SSP/DF, registered with the CPF/MF under number 050.933.687-68, resident and domiciled in Brasília/DF, with business address in Brasília/DF, at SHIS Ql 19, conjunto 14, Casa 10; and Mr. Paulo Roberto Simões da Cunha, a Brazilian citizen, divorced, accountant, holder of RG # 4.840.176 issued by SSP/SP, registered with the CPF/MF under number 567.047.048-68, resident and domiciled in São Paulo - SP, with business address at Av. Presidente Juscelino Kubitschek, 2235, in the capacity of technical qualified member pursuant to article 12, paragraph 2, of Resolution # 3,198/04 of the Brazilian National Council (“CMN”); and (c.2) the election of Mr. Celso Clemente Giacometti, a Brazilian citizen, married, business administrator, holder of RG # 3.179.758-1 issued by SSP/SP, registered with the CPF/MF under number 029.303.408-78, resident and domiciled in São Paulo - SP, with business address at Avenida Vereador José Diniz, 3725 - 6o andar, in the capacity of member of the Audit Committee, with a term of office of one (1) year as of this date. The members of the Audit Committee hereby elected represent that they are not involved in any criminal offenses under the law that would prevent them from performing business activities, particularly those referred to in paragraph 1, article 147, of the Corporate Law, as well as comply with the requirements established in Resolutions 3041/02 and 3198/04, both of the National Monetary Council, and who will only be vested in the positions for which they were elected following the confirmation of the election by the Central Bank of Brazil. The Board of Directors approved the total annual amount of the compensation of the members of the Audit Committee for the period of twelve (12) months as of this date, in the total amount of up to R$ 3,440,000.00. Finally, the Board of Directors also approved the Company administrators’ compensation proposal for the exercise of 2010, in the total amount of up to R$ 246,560,000.00.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by all Directors and the Secretary. São Paulo, March 22, 2010. (sgd.) Mr. Marcial Angel Portela Alvarez - Chairman of the Board of Directors; Mr. Fabio Colletti Barbosa - Vice-Chairman of the Board of Directors; Messrs. José Antonio Alvarez Alvarez, José Manuel Tejón Borrajo, José Roberto Mendonça de Barros and Mrs. Viviane Senna Lalli - Directors.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Board

ANNEXE 1

BANCO SANTANDER (BRASIL) S.A.
Publicly Held Company with Authorized Capital
Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42
Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF EXECUTIVE OFFICERS
HELD ON MARCH 15, 2010

DATE, TIME AND PLACE:

March 15, 2010, at 2:00 p.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

All the undersigned members of the Board of Executive Officers.

SUMMON:

The meeting was duly convened as provided for in Article 21 of the Company’s Bylaws.

BOARD:

Pursuant to Article 21, paragraph one of the Company’s Bylaws, the meeting was chaired by Mr. Pedro Paulo Longuini, Vice-President Executive Officer, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Executive Officer, to act as the Secretary.

AGENDA:

Submit for approval of the Board of Directors, under article 17, item XI, of the Company’s Bylaws, a proposal for amendment of the Company’s Bylaws, in its articles 5, “heading”, 12, 15, paragraph 3, 16 and paragraphs, 17, item XIX, 19, “heading” and paragraph 2, 21 and paragraphs, 22, 26, item IV, and 35, including paragraphs 3 and 4.

RESOLUTIONS TAKEN:

After examining and discussing the matter of the Agenda, the Company’s Executive Officers, unanimously and without any restrictions, decided to submit for approval of the Board of Directors, under article 17, item XI of the Company’s Bylaws, in a meeting to be held on next March 22, 2010, the amendment of the following articles of the Company’s Bylaws: (a) article 5, “heading”, in order to adjust the wording of the capital stock in accordance with the capital increase approved by the Board of Directors, within the limit of the authorized capital, at Meetings of the Board of Directors held on October 6 and October 29, 2009, and with the increase proposed by the Board of Executive Officers at a meeting held today at 10 a.m.; (b) article 12, in order to allow members of the Board of Directors elected for an office in the Board of Executive Officers to receive compensation related to any of such offices; (c) article 15, paragraph 3, in order to clarify the applicable procedures in case of vacancy of the President of the Board of Directors office; (d) article 16 and paragraphs, to improve the provisions addressing the procedures to be followed to hold meetings of the Board of Directors, including, but not limited to, the holding of meetings without call (attendance of all the members), the holding of meetings by electronic means and in place other than the main place of business, and the quorum to hold Meetings of the Board of Directors; (e) article 17, item XIX, to improve the wording of said provision; (f) article 19, “heading” and paragraph 2, in order to raise the maximum number of members of the Board of Executive Officers of the Company from fifty six (56) to seventy-five (75) members among them, one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officers, Executive Officers and Officers without a specific designation, as decided by the Board of Directors; (g) article 21 and paragraphs, in order to improve the wording; (h) article 22, in order to (h.1) amend the provisions of item V, to set forth that the Board of Executive Officers shall be responsible for authorizing the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the Company’s equity included in the latest balance sheet approved by the General Meeting; (h.2) create a new item VI, to set forth that the Board of Executive Officers shall be responsible for authorizing the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the Company’s equity included in the latest balance sheet approved by the General Meeting, and (h.3) renumber existing items VI to IX, which shall be items VII to X, respectively, remaining unchanged their writing; (i) article 26, item IV, to update the reference of item VII of article 22 to item IX, because of the amendment contained in item “h.3” above; and (j) article 35, for (j.1) inclusion of paragraph 3, in order to establish that dividends and/or interest on capital may be paid within one hundred and eighty (180) days from the date they are declared by the Board of Directors according to the Company’s financial strategy, and (j.2) inclusion of paragraph 4, in order to establish that dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company. Regarding the inclusion of paragraph 3 of Article 35 of the Company’s Bylaws, said amendment aims to bring transparency to the compensation structure to the shareholders, in view of the financial strategy of the Company and the efficiency of its administrative and financial costs, and if approved by the shareholders of the Company shall apply, including, to the payment of interest on capital proposed by the Board of Executive Officers in the meeting held on this day at 11:00 a.m. Further, the Board of Executive Officers recorded in the Minutes that the Company shall adopt as compensation policy of its shareholder the declaration of dividends/interest on capital on a quarterly basis, and the amount of dividends and/or interest on capital to be effectively declared will depend on several factors, including, but not limited to, cash flow of the Company, financial status (including capital base of the Company), estimates, legal obligations, economic environment and other factors relevant to the time of its proposal under Act # 6,404/76. Upon the approval of the above-mentioned amendments, the articles of the Bylaws shall read as follows: “Article 5. The capital stock is R$ 62,828,201,614.21 (sixty-two billion, eight hundred and twenty-eight million, two hundred and one thousand, six hundred and fourteen reais and twenty cents), divided into 399,044,116,905 (three hundred and ninety nine billion, forty-four million, one hundred and sixteen thousand, nine hundred and five) shares, being 212,841,731,754 (two hundred and twelve billion, eight hundred and forty-one million, seven hundred and thirty-one thousand, seven hundred and fifty-four) common shares and 186,202,385,151 (one hundred and eighty-six billion, two hundred and two million, three hundred and eighty-five thousand, one hundred and fifty-one) preferred, nominative shares, with no par value. (...) Article 12. Members of the Board of Directors elected to an office in the Board of Executive Officers may be entitled to the respective compensations of the offices that they will hold. (...) Article 15 (...) Paragraph 3.In case of vacancy in the office of member of the Board of Directors, by reason of death, resignation or dismissal, the deputy shall be appointed by the remaining directors, ad referendum of the first General Meeting to be held. Becoming vacant the office of President, the Vice-President shall hold the office and stay until the first General Meeting to be held, and shall appoint his deputy who shall be appointed among the remaining Directors. In the event of vacancy in the office of Vice-President, the President shall appoint his deputy among the other Directors. Article 16. The Board of Directors shall meet four (4) times a year; however, the meetings may be held more frequently if the Chairman of the Board so requests. Paragraph 1 The calls for the meetings shall be made by written notice delivered to each member of the Board of Directors at least five (5) working days in advance, unless a majority of its members on duty set a lesser term, but not less than forty eight (48) hours, meeting the provisions of paragraph 3 of this article. Paragraph 2 The calls shall indicate the place, date and time of the meeting and, briefly, the agenda. Paragraph 3 The presence of all members will allow that meetings of the Board of Directors are held regardless of any previous call. Paragraph 4 The meetings of the Board of Directors shall occur at the Company’s main place of business, or in case all Directors decide, in another place. The members of the Board of Directors may also meet via teleconference, videoconference or other similar means of communication, which shall be held on real time, and considered a single act. Paragraph 5 The meetings of the Board of Directors shall be held with a minimum quorum of 50% (fifty percent) of its elected members. If there is no quorum on first call, the Chairman shall call another meeting of the Board of Directors, which may be held, on the second call, to be made at least two (2) working days in advance, with any number. The matter that is not addressed in the agenda of the original meeting of the Board of Directors may not be discussed on the second call, unless all the members are attending the meeting and they expressly agree with the new agenda. Paragraph 6 The meetings of the Board of Directors shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book, and the ones affecting third parties shall be published. Paragraph 7 The resolutions of the Board of Directors shall be taken by majority of votes among the attending members. Article 17. (...) XIX. authorize the purchase or sale of investments in equity interest at values greater than 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting and authorize the establishment of joint ventures or strategic alliances with third parties; (...) Article 19. The management and representation of the Company are responsibility of the Board of Executive Officers, which shall be composed of at least two (2), and at most seventy-five (75) members, whether or not shareholders, resident in Brazil, eligible and dismissible at any time by the Board of Directors with two (2) years term of office, and the reelection is allowed, and among them one (1) shall be appointed as Chief Executive Officer, and the others may be appointed as Senior Vice-President Executive Officers, Vice-President Executive Officers, Investor Relations Officer, Executive Officers and Officers without a Specific Designation. (...) Paragraph 2 The appointment of the offices referred to in the heading of this article shall occur at the time of his/her election. (...) Article 21. The Board of Executive Officers shall meet whenever called by the Chief Executive Officer or by whom he/she appoints. Paragraph 1 The resolutions of the meetings of the Board of Executive Officers, subject to the events provided for in paragraphs 3 and 4 of this article, shall be taken by majority of votes among the attending members, subject to the provisions of item V of Article 26 below, and such meeting may be held: I - upon attendance of the Chief Executive Officers and any 8 (eight) members of Board of Executive Officers, except for the Officers without a Specific Designation; or II - upon the attendance of two (2) Vice-President Executive Officers and any seven (7) members of the Board of Executive Officers, except for Officers without a Specific Designation, or III - upon the attendance of one (1) Senior Vice-President Executive Officer or Vice-President Executive Officer any ten (10) members of the Board of Executive Officers, including the Officers without a Specific Designation. Paragraph 2 The meetings of the Board of Executive Officers shall have one (1) Secretary appointed by who took the chair and all their resolutions shall be included in the minutes drawn up in the appropriate book by the attending members, and the ones affecting third parties shall be published. Paragraph 3 The matter addressed in item VII of Article 22 will depend on approval in a Meeting of the Board of Executive Officers which, for such, may meet with the attendance of only five (5) members of the Board of Executive Officers, other than the Officers without a Specific Designation. Paragraph 4 The holding and resolution of the Meetings of the Board of Executive Officers may occur with a minimum differentiated quorum, according to the assignments set forth by the Chief Executive Officer and criteria for resolution set forth by the Board of Executive Officers under item X of article 22 and item IV of article 26, both of these Bylaws. Article 22. The assignments and duties of the Board of Executive Officers are: (...) V - authorize the purchase or sale of investments in equity interest with third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting; VI - authorize the sale of movable and real property assets of the fixed assets, the establishment of security interests and provision of guarantees to the obligations of third parties, comprised between 3% (three percent) and 5% (five percent) of the net equity included in the latest balance sheet approved by the General Meeting; VII - resolve on the establishment, transfer and closing of branches, subsidiaries, offices or representations in the Country or abroad; VIII - submit to the Board of Directors the financial statements; IX - define the functions and responsibilities of its members, according to the regulation of the bodies regulating and supervising the activities of the Company; and X - set forth specific criteria for the resolution of matters related to the assignments of the Board of Executive Officers, when set forth by the Chief Executive Officer, under item IV, of Article 26 hereof. (...) Article 26. The Chief Executive Officer or his/her deputy, pursuant to Article 20 hereof, is solely responsible for: (...) IV - defining the assignments of the members of the Board of Executive Officers, subject to the provisions of item IX of Article 22 hereof, and (...) Article 35. (…) Paragraph 3 The dividends and/or interest on capital may be paid within one hundred and eighty (180) days from the date they are declared by the Board of Directors according to the Company’s financial strategy. Paragraph 4 The dividends that are not claimed within three (3) years, from the beginning of their payment, shall prescribe to the benefit of the Company.

In conclusion, the Board of Executive Officers recorded in the Minutes that the amendments proposed herein shall be submitted for approval of the Company’s shareholders in a Extraordinary Shareholders Meeting.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which was read and approved, and signed by the attended Officers and the Secretary. São Paulo, March 15, 2010. signed) José de Menezes Berenguer Neto and José de Paiva Ferreira - Senior Vice-President Executive Officers; Carlos Alberto López Galán and Pedro Paulo Longuini - Vice-President Executive Officers; José Roberto Machado Filho, Marco Antônio Martins de Araújo Filho and Marcos Matioli de Souza Vieira - Executive Officers; Amancio Acúrcio Gouveia, André Fernandes Berenguer, Luiz Felipe Taunay Ferreira and Reginaldo Antonio Ribeiro - Officers without a Specific Designation.

     I certify that this transcription is a true copy of the minutes drawn up in Book of Minutes of the Company’s Board of Executive Officers Meetings.

_______________________________________
Marco Antônio Martins de Araújo Filho
Secretary of the Chair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 23, 2010

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antônio Martins de Araújo Filho
Marco Antônio Martins de Araújo Filho Executive Officer

By:	/S/ Pedro Paulo Longuini
Pedro Paulo Longuini Director and Executive Vice President